Pricing Sheet dated February 22, 2011 relating to
Preliminary Pricing Supplement No. 2011-MTNDD0706 dated January 26, 2011 and
Offering Summary No. 2011-MTNDD0706 dated January 26, 2011
Registration Statement Nos. 333-157386 and 333-157386-01
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
4,093,000 Jump Securities Based on the iShares® Dow Jones U.S. Real Estate Index Fund due August 27, 2012
PRICING TERMS – FEBRUARY 22, 2011
Issuer:		Citigroup Funding Inc.
Guarantee:
Any payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the securities are not principal protected, you may receive an amount at maturity that is substantially less than the stated principal amount of your initial investment and could be zero.

Aggregate principal amount:		$40,930,000
Stated principal amount:		$10 per security
Issue price:		$10 per security (see “Underwriting fee and issue price” below)
Pricing date:		February 22, 2011
Original issue date:		February 25, 2011
Maturity date:		August 27, 2012
Underlying shares:		Shares of the iShares® Dow Jones U.S. Real Estate Index Fund (NYSE Arca Symbol: “IYR”)
Payment at maturity:
If the final share price is greater than the initial share price,
$10 + upside payment
If the final share price is less than or equal to the initial share price,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10.

Upside payment:
$2.30 per security (23% of the stated principal amount)  Accordingly, even if the final share price is significantly greater than the initial share price, your payment at maturity will not exceed $12.30 per security.

Initial share price:		$59.14, the closing price of one underlying share on the pricing date.
Final share price:		The closing price of one underlying share on the valuation date.
Valuation date:		August 22, 2012, subject to postponement for non-trading days and certain market disruption events.
Share performance factor:		final share price / initial share price
CUSIP:		17316G461
ISIN:		US17316G4617
Listing:		The securities will not be listed on any securities exchange.
Underwriter:		Citigroup Global Markets Inc., an affiliate of the issuer. See “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary.
Underwriting fee and issue price:	Price to Public(1)	Underwriting Fee(1)(2)	Proceeds to Issuer
Per Security	$10.00	$0.20	$9.80
Total	$40,930,000.00	$818,600.00	$40,111,400.00
(1) The actual public offering price, underwriting fee and related selling concession for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of securities purchased by that investor. The lowest price payable by an investor is $9.9250 per security. You should refer to “Fact sheet—Fees and selling concessions” and “Syndicate information” in the related offering summary for more information.
(2) Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the securities, will receive an underwriting fee of up to $0.20 for each security sold in this offering. The actual per security underwriting fee will be equal to the selling concession provided to selected dealers, as described in the next sentence. Citigroup Global Markets will pay selected dealers affiliated with Citigroup Global Markets, including its affiliate Morgan Stanley Smith Barney LLC, and their financial advisors collectively a selling concession of $0.20, subject to reduction for volume purchase discounts, for each $10 security they sell, while selected dealers not affiliated with Citigroup Global Markets will receive a selling concession of up to $0.20, subject to reduction for volume purchase discounts, for each $10 security they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the securities declines. You should refer to “Risk Factors” and “Fact sheet—Supplemental information regarding plan of distribution; conflicts of interest” in the related offering summary for more information.

You should read this document together with the offering summary and related preliminary pricing supplement describing the  offering and the prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Offering Summary filed on January 26, 2011:
http://www.sec.gov/Archives/edgar/data/1318281/000119312511015011/dfwp.htm

Preliminary Pricing Supplement filed on January 26, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000119312511014949/d424b2.htm

Prospectus and Prospectus Supplement filed on February 14, 2011:
http://www.sec.gov/Archives/edgar/data/831001/000095012311013008/x89392ae424b2.htm

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

iShares® is a registered trademark of BlackRock Institutional Trust Company, N.A. (“BTC”). The securities are not sponsored, endorsed, sold, or promoted by BTC. BTC makes no representations or warranties to the owners of the securities or any member of the public regarding the advisability of investing in the securities. BTC has no obligation or liability in connection with the operation, marketing, trading or sale of the securities.

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a preliminary pricing supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“Commission”) for the offering to which this communication relates. Before you invest, you should read the preliminary pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the Commission for more complete information about Citigroup Funding Inc., Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the Commission’s website at www.sec.gov. Alternatively, you can request the preliminary pricing supplement and related prospectus supplement and prospectus by calling toll-free 1-877-858-5407.